UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
Avalon Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05346P106
(CUSIP Number)
Andrew J. Fromkin
President and Chief Executive Officer
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458
(617) 527-9933
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 27, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05346P106	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Clinical Data, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,390,547

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		847,516(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,390,547

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,238,063(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

20.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) Represents shares of Avalon Pharmaceuticals, Inc. (“Avalon”) common stock that are subject to separate voting agreements, each dated as of October 27, 2008, by and among Clinical Data, Inc. (“Clinical Data”) and each of J. Michael Hamilton, Stephen K. Horrigan, Kenneth C. Carter, David S. Kabakoff, Bradley G. Lorimier, Philip Frost, C. Eric Winzer, Michael R. Kurman, and William H. Washecka (the “Stockholders”) representing shares beneficially owned or deemed owned by the Stockholders (the “Voting Agreements”). This Schedule 13D shall not be construed as an admission by Clinical Data that Clinical Data is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), the beneficial owner of any shares of Avalon common stock covered by the Voting Agreements. Based on the number of shares of Avalon common stock outstanding as of October 27, 2008 (as represented by Avalon in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Avalon common stock covered by the Voting Agreements represent approximately 4.0% of the outstanding Avalon common stock.
(2) Includes 847,516 shares of Avalon common stock owned or deemed owned by the Stockholders and subject to the Voting Agreements.
Item 1. Security and Issuer
     This statement relates to the common stock, par value $0.01 per share (the “Shares”), issued by Avalon. The address of the principal offices of Avalon is 20358 Seneca Meadows Parkway, Germantown, Maryland 20876.
Item 2. Identity and Background
     This statement is being filed pursuant to Rule 13d-1 under the Exchange Act by Clinical Data. The address of the principal business and the principal office of Clinical Data is One Gateway Center, Suite 702, Newton, Massachusetts 02458. Clinical Data develops targeted therapeutics and predictive tests from its portfolio of compounds and proprietary genetic biomarkers and also offers a wide range of genomic services to pharmaceutical, biotechnology, academic, agricultural and government clients.
     The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Clinical Data as of the date hereof is set forth on Annex A attached hereto and incorporated herein by this reference.
     During the last five years, neither Clinical Data nor any of the persons listed on Annex A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On October 27, 2008, Clinical Data, Avalon and API Acquisition Sub II, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Clinical Data (“Merger Subsidiary”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into Avalon (the “Merger”). Upon the completion of the Merger, the separate corporate existence of Merger Subsidiary shall cease and Avalon shall be the surviving corporation in the Merger, and an indirect wholly-owned subsidiary of Clinical Data. Upon the closing of the Merger, Avalon stockholders will receive shares of Clinical Data common stock, certain rights to receive additional shares of Clinical Data common stock upon achievement of specified events and cash in lieu of fractional shares.
     As an inducement to enter into the Merger Agreement, and in consideration thereof, Clinical Data entered into the Voting Agreements with the Stockholders. Pursuant to the Voting Agreements, each Stockholder has granted to Clinical Data an irrevocable proxy, at any meeting of the stockholders of Avalon called to vote upon the Merger and the Merger Agreement or with respect to any written action by consent of stockholders of Avalon related the Merger and the Merger Agreement, to vote, and to exercise all related rights of such Stockholder with respect to, all Shares beneficially held by such Stockholder (A) in favor of the Merger and the adoption and approval of the Merger Agreement and each of the transactions contemplated thereby, (B) against any action or agreement that would result in a breach of any representation, warrant, covenant or obligation of Avalon in the Merger Agreement, and (B) against certain alternative corporate transactions.
     Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements. Clinical Data has not made any direct payments to any of the Stockholders in connection with their execution of the Voting Agreements.
     Concurrently with the execution of the Merger Agreement and the Voting Agreements, Clinical Data and Avalon entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), relating to the purchase by Clinical Data of 3,390,547 Shares and a Common Stock Purchase Warrant (the “Warrant”) to purchase an additional 1,695,273 Shares, for an aggregate purchase price of $237,338.29. Clinical Data paid the aggregate purchase price using its working capital. The exercise price of the Warrant is $0.86 per share, subject to adjustment in the event of stock splits, stock dividends, combinations, recapitalizations and similar events affecting Avalon’s outstanding common stock. The Warrant is not exercisable for six months after issuance and may not be exercised to the extent that the aggregate number of Shares held by Clinical Data following exercise of the Warrant (including Shares otherwise held by Clinical Data) would exceed 19.9% of the outstanding stock of Avalon unless the issuance of any additional shares is first approved by a vote of Avalon’s stockholders in accordance with the rules of the NASDAQ Stock Market. Because Clinical Data may not acquire beneficial ownership of the shares issuable upon exercise of the Warrants within 60 days, the shares of Avalon common stock issuable upon exercise of the Warrant are not included in the disclosure of or calculations of Clinical Data’s sole or shared voting power or sole or shared dispositive power.
     The foregoing descriptions of the Merger Agreement, Voting Agreements and Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 99.1 to Clinical Data’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2008. A copy of the form of Voting Agreement, listed as Exhibit 2.2 hereto, is incorporated by reference to Exhibit 99.3 to Clinical Data’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2008. A copy of the Securities Purchase Agreement, listed as Exhibit 2.3 hereto, is incorporated by reference to Exhibit 99.4 to Clinical Data’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2008.
Item 4. Purpose of Transaction
     As described in Item 3 above, this statement is being filed in connection with the Merger Agreement, Voting Agreements and Securities Purchase Agreement.
     Pursuant to the terms of the Merger Agreement, Clinical Data intends to acquire 100% of the legal and beneficial ownership of Avalon. The Merger is subject to approval by Avalon stockholders and other customary closing conditions. Following the Merger, the Shares will no longer be traded on the NASDAQ, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated. The Voting Agreement was executed for the purpose of providing Clinical Data with additional consideration for entering into the Merger Agreement.
     The Shares were issued on October 27, 2008 in a private placement for the purpose of providing Avalon with additional working capital during the period between the execution of the Merger Agreement and the closing of the Merger. Concurrently with and as a condition to Clinical Data’s execution of the Merger Agreement, the Voting Agreements and the Securities Purchase Agreement, Clinical Data and Avalon also entered into (i) a license agreement for the exclusive license of certain Avalon technology in exchange for an upfront royalty payment of $1 million, and (ii) a loan agreement pursuant to which Clinical Data loaned to Avalon $3 million to be used for working capital.
     Other than pursuant to and in connection with the Merger Agreement, the Voting Agreements and the Securities Purchase Agreement, as described in Item 3, and the other transactions described in this Item 4, neither Clinical Data nor, to the best knowledge of Clinical Data, any person listed on Annex A hereto, has any plans or proposals which relate to or would, prior to the completion of the Merger, result in: (a) the acquisition by any person of additional securities of Avalon, or the disposition of securities of Avalon; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Avalon or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Avalon or any of its subsidiaries; (d) any change in the present Board of Directors or management of Avalon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Avalon; (f) any other material change in Avalon’s business or corporate structure; (g) changes in Avalon’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Avalon by any person; (h) causing a class of securities of Avalon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Avalon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Clinical Data reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer
     (a) and (b) Clinical Data owns 3,390,547 Shares. For the purposes of Rule 13d-3 promulgated under the Exchange Act, Clinical Data may be deemed to be the beneficial owner of an aggregate of 847,516 Shares in connection with the Voting Agreements. Pursuant to ownership and the rights afforded to it under the Voting Agreements, Clinical Data may be deemed to have the power to vote up to an aggregate of 4,238,063 Shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Clinical Data may be deemed to be the beneficial owner of an aggregate of 4,238,063 Shares. Shares owned by Clinical Data or deemed owned by Clinical Data constitute approximately 20.0% of the issued and outstanding Shares as of October 27, 2008 (as represented by Avalon in the Merger Agreement).
     Clinical Data is not entitled to any rights as a stockholder of Avalon as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements. This Schedule 13D shall not be construed as an admission by Clinical Data that Clinical Data is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any Shares covered by the Voting Agreements.
     None of the persons named in Annex A hereto beneficially own any Shares.
     (c) Except for the Merger Agreement, the Securities Purchase Agreement and the Voting Agreements described above, to the knowledge of Clinical Data, no transactions in the class of securities reported have been effected during the past 60 days by Clinical Data or any person named in Annex A.
     (d) To the knowledge of Clinical Data, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Avalon reported herein.
     (e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except for the Merger Agreement, Securities Purchase Agreement and the Voting Agreements and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Avalon, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to Be Filed as Exhibits

Exhibit 2.1	Agreement and Plan of Merger, dated October 27, 2008, between Clinical Data, Inc., API Acquisition Sub II, LLC and Avalon Pharmaceuticals, Inc.*

Exhibit 2.2	Form of Voting Agreement*

Exhibit 2.3	Securities Purchase Agreement, dated October 27, 2008, between Clinical Data, Inc. and Avalon Pharmaceuticals, Inc.*

*	Incorporated by reference to Clinical Data’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2008.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2008	Clinical Data, Inc.
	By:	/s/ Caesar J. Belbel
Caesar J. Belbel
Executive Vice President, Chief Legal Officer and Secretary

Annex A
DIRECTORS AND EXECUTIVE OFFICERS OF CLINICAL DATA, INC.
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Clinical Data, Inc. (“Clinical Data”), are set forth below. If no business address is given, the director’s or executive officer’s business address is One Gateway Center, Suite 702, Newton, Massachusetts 02458. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Clinical Data. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Present Principal Occupation Including Name and
Name	Address of Employer
Directors

Randal J. Kirk	Senior Managing Director and Chief Executive Officer of Third Security, LLC, c/o Third Security, LLC, The Governor Tyler, 1881 Grove Avenue, Radford, VA 24141

Andrew J. Fromkin	President and Chief Executive Officer

Larry D. Horner	Retired, c/o Clinical Data, Inc., One Gateway Center, Suite 702, Newton, MA 02458

Arthur B. Malman	Partner of the law firm of Malman & Goldman, LLP and a principal of the Urban Group, c/o Malman & Goldman, LLP, 900 Third Avenue, 29th Floor, New York, NY 10022

Burton E. Sobel, M.D.	Professor of Medicine, Director of the Cardiovascular Research Institute, and Professor of Biochemistry, University of Vermont, University of Vermont, Burlington, VT 05405

Richard J. Wallace	Retired, c/o Clinical Data, Inc., One Gateway Center, Suite 702, Newton, MA 02458

Present Principal Occupation Including Name and
Name	Address of Employer

Executive Officers (Who Are Not Directors)

C. Evan Ballantyne	Senior Vice President and Chief Financial Officer

Caesar J. Belbel	Executive Vice President, Chief Legal Officer and Secretary

Carol R. Reed, M.D.	Executive Vice President and Chief Medical Officer